

Mail Stop 4561

July 15, 2016

Robin Yanhong Li
Chairman and Chief Executive Officer
Baidu, Inc.

Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

>   **Re: Baidu, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed April 8, 2016**
>   **File No. 000-51469**

Dear Mr. Li:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

Segment Revenues, page 88

1.   In your July 13, 2015 correspondence you indicated that the company will quantify the fluctuation in average price per click in future Form 20-F filings, to the extent that there is significant change in the average price per click and it would be material information to investors. In your fourth quarter 2015 earnings call, management indicated that key monetization metrics, CPM and click-through rates continue a clear upward trend with

mobile search monetization showing particular strengths. Please tell us the fluctuation in average price per click for each of the periods presented. Explain why you do not believe this information would be material to investors considering the direct impact such monetization metrics have on revenues. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

Impairment of Goodwill, page 95

2.   We note you performed a quantitative assessment for your iQiyi reporting unit in fiscal 2015. We further note the increasing operating losses of the iQiyi segment. Please tell us if you believe this reporting unit was at risk of failing step one of the impairment test and your basis for this conclusion. Tell us, and in future filings disclose, the following related to any reporting units at risk of failing step one:

- The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk, please disclose that fact. Refer to Item 5.A of Form 20-F, Section V of Release 33-8350, and FRR 501.14 for further guidance.

3.   As a related matter, we note the increasing and significant operating losses for your Transaction Services reportable segment for the periods presented. Please describe for us the basis for your conclusion that as of December 31, 2015 it was not more-likely-than-not the fair value was less than the carrying amount for this reporting unit. Refer to ASC 350-20-35-3C through 35-3G.

D. Trend Information, page 102

4.   We note a statement by management on your fourth quarter fiscal 2015 earnings call that the P4P search monetization gap between PC and mobile is narrowing to less than 20% and that eventually the monetization capability for mobile may be higher than the PC. Please describe for us how you separately track monetization for mobile and what consideration was given to separately discussing any known trends. Please refer to Item 5.D of Form 20-F and Section III.B.3 of SEC Release No. 33-8350.

Item 8.A. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 22. Subsequent Events, page F-65

5.   Please explain further the following as it relates to the non-binding proposal made by Messrs. Li and Gong to acquire the company's outstanding shares in iQiyi:

- Explain the strategic rationale for selling your interest in iQiyi;
- Describe the proposed terms of the transaction and how the transaction would be affected;
- Explain how the exchange would not involve the transfer of cash or debt and how the enterprise valuation of iQiyi was determined;
- Tell us the expected timing being considered for the transaction and describe the business cooperation agreements that are expected to be entered into if the transaction is consummated; and
- Explain how the valuation for this transaction compares to the estimated fair value of the iQiyi reporting unit as determined for your most recent goodwill impairment evaluation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Julie Gao, Esq.
     Skadden, Arps, Slate, Meagher & Flom LLP